UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Astrotech Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

046484309

(CUSIP Number)

Braden Leonard,  BML Capital Management, LLC  65 E Cedar - Suite 2  Zionsville,  IN  46077  Phone : 3173442447

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BML Investment Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
220410

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
220410

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
220410

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.0%

14	TYPE OF REPORTING PERSON
PN

BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC. The managing member of BML Capital Management, LLC is Braden M. Leonard. As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b) (1) of the Securities Exchange Act of 1934.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Braden M Leonard

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11655

	8	SHARED VOTING POWER
220410

	9	SOLE DISPOSITIVE POWER
11655

	10	SHARED DISPOSITIVE POWER
220410

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
232065

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.7%

14	TYPE OF REPORTING PERSON
IN

BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC. The managing member of BML Capital Management, LLC is Braden M. Leonard. As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b)(1) of the Exchange Act.

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to shares of Common Stock, par value $0.001 per share (the “Common Stock” or “Shares”) of Astrotech Corporation., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2105 Donley Drive, Suite 100, Austin, Texas.

Item 2.	Identity and Background

(a)
(a) - (c) This statement is being filed by BML Investment Partners, L.P., a Delaware limited partnership, and Braden M. Leonard. BML Capital Management, LLC, an Indiana limited liability company, is the general partner to BML Investment Partners, L.P. Braden M. Leonard is the sole managing member of the general partner.

(b)
BML Investment Partners, L.P. - The business address of BML Investment Partners, L.P. is 65 E Cedar – Suite 2, Zionsville, IN 46077. The principal business of BML Investment Partners, L.P. is to purchase, sell, trade and invest in securities.

BML Capital Management, LLC - The business address of BML Capital Management, LLC is 65 E Cedar – Suite 2, Zionsville, IN 46077. The principal business of BML Capital Management, LLC is to serve as the general partner to BML Investment Partners, L.P.

Braden M. Leonard – Mr. Leonard’s business address is 65 E Cedar – Suite 2, Zionsville, IN 46077. Mr. Leonard’s principal business is to serve as managing member of BML Capital Management, LLC.

(c)	See (b).

(d)
During the past five years, none of BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)
During the past five years, none of BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Braden M. Leonard is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

BML Investment Partners, L.P. holds 220,410 shares of Common Stock which were acquired using approximately $3.77 million of working capital. Braden M. Leonard individually owns 11,655 shares of Common Stock which were acquired using approximately $180,000 of personal funds.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the Common Stock reported hereunder for investment purposes, and such purchases were made in the Reporting Persons’ ordinary course of business. As with their other investments, the Reporting Persons continuously evaluate the Issuer, including but not limited to its businesses, results of operations, and prospects. On June 26, 2023, the Reporting Person sent an acquisition proposal to the Issuer outlining the principal terms on which it would acquire all of the outstanding Common Stock of the Issuer (see exhibit 1). The acquisition proposal provides that it is non-binding and subject to confirmatory diligence, as well as the execution of a definitive merger agreement. The Reporting Persons are filing this Statement as an amendment to their Schedule 13G previously filed on February 8, 2023 . The Reporting Persons intend to engage in discussions with the Issuer and its representatives concerning the acquisition proposal and the proposal contained therein and to enter into negotiations with the Issuer with respect thereto. There can be no certainty as to whether discussions will occur, or if they do, the outcome of such discussions.

While the Reporting Persons intend to pursue the proposal described in the acquisition proposal, in connection with their investment in the Issuer, the Reporting Persons may, subject to applicable law and regulation, further purchase, hold, vote, trade, dispose of or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things: (1) changes in the market prices of the shares of Common Stock; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will continue to closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or Board of Directors of the Issuer, industry analysts, existing or potential strategic partners or competitors and investment and financing professionals. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) consummating the transaction contemplated by the acquisition proposal; (2) modifying their ownership of the Common Stock; (3) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (4) proposing changes in the Issuer’s operations, governance or capitalization; or (5) pursuing one or more of the other actions described in Item 4 of this Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to: (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in Item 4 of this Schedule 13D; and (3) subject to applicable law and regulation, acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and/or change their plans or proposals relating to the foregoing.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)	On June 26, 2023, BML Investment Partners owned 220,410 shares, or 13.0% of the Issuer's Common Stock. On June 26, 2023, Braden Leonard owned 11,655 shares, or 0.7%, of the Issuer's Common Stock.

(b)
Mr. Leonard has sole voting power over 11,655 shares, sole dispositive power over 11,655 shares, shared voting power over 220,410 shares and shared dispositive power over 220,410 shares.

BML Investment Partners, L.P. has sole voting power over 0 shares, sole dispositive power over 0 shares, shared voting power over 220,410 shares and shared dispositive power over 220,410 shares.

(c)	None.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)

(e)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Exhibit 1

BML Capital Management, LLC
65 E Cedar, Suite 2 | Zionsville, IN 46077

June 26, 2023
Board of Directors
Astrotech Corporation
c/o Thomas B. Pickens III, Chief Executive Officer
2105 Donley Drive, Suite 100
Austin, Texas 78758

Dear Directors,

As you are aware, BML Investment Partners, L.P. owns 13% of the shares of Astrotech and is your largest shareholder. I was disappointed to see the company file an at-the-market (ATM)
offering on June 16, 2023. I believe that your shares are significantly undervalued, as they trade at a large discount to net cash, and that any shares issued at this level would rapidly destroy shareholder value. Considering these facts, I believe that shareholders would be better off if the company was either sold or liquidated.

On behalf of BML Capital Management, LLC and BML Investment Partners, L.P., I am pleased to submit this non-binding proposal to acquire 100% of the equity of Astrotech Corporation for
$17.25 per share in cash, which represents a 50% premium to the closing price on Friday, June
23.

This proposal is subject to limited confirmatory due diligence and is based on Astrotech having at least $35 million of cash and cash equivalents at closing, net of any tail and closing costs, and not having issued any shares under the ATM offering. This proposal is not subject to any financing contingency, as we have funds readily available to close this transaction.

I believe that this proposal represents a compelling offer for Astrotech stockholders. I hope that you share this view and look forward to discussing it with you further. I would appreciate a response by 5pm ET on June 30, 2023, at which point this offer will expire.

Sincerely,

Braden Leonard

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BML Capital Management, LLC

June 26, 2023	By:	/s/ Braden M Leonard
Managing Member

June 26, 2023	By:	/s/ Braden M Leonard

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)